August 20, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	New Generation Biofuels Holdings, Inc.
Pre-effective Amendments to Two Registration Statements on Form S-3
Filed July 11, 2008
File Nos. 333-151320 and 333-151318
Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
Subsequent Exchange Act Reports
File Nos. 0-51903 and 1-34022

Dear Ms. Long:

On behalf of New Generation Biofuels Holdings, Inc. (the “Company”), this letter responds to the staff’s comment letter dated July 28, 2008 to Mr. Cary J. Claiborne, with respect to the above-referenced Pre-effective Amendments (the “Pre-effective Amendments”) to two Registration Statements on Form S-3, File Nos. 333-151320 and 333-151318 (the “Registration Statements”), Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “10-K”), Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “10-Q”) and Subsequent Exchange Act reports, File Nos. 0-51903 and 1-34022.

In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses. Where indicated below, the Company has included changes to the disclosure in pre-effective amendments to the Registration Statements (the “Amendments No. 2”) that the Company is filing contemporaneously with this response letter.

We have sent to your attention via overnight delivery four (4) courtesy copies of this response letter and clean and marked versions of the Company’s Amendments No. 2 marked to show changes against the Pre-effective Amendments filed on July 11, 2008.

Outside Front Cover Page

1.
We note your response to prior comment 3, but continue to believe that the registration of the shares underlying possible future dividends or amounts accreted in lieu of dividends for resale is premature. In general, you may only register shares for resale that are already outstanding at the time the registration statement is filed, or, assuming no conditions within the control of the selling shareholder, will be issued to the selling shareholder shortly after the registration statement is effective. Therefore, please remove the dividend or accretion shares from the registration statement.

Response:

The Company understands the staff’s comment about dividend shares, although it may continue to explore the issue. Accordingly, the Company has revised the registration statement to remove the reference to the dividend shares (although reserving on whether to restore those shares following further review).

On the shares issuable upon conversion, however, the Company believes that given the mandatory conversion and other terms of the Series B preferred stock, the registration statement should be permitted to include all of the shares issuable upon the conversion of its Series B preferred stock. All outstanding Series B preferred stock automatically converts upon the third anniversary of the date of issuance. The Company believes it makes sense to register up front the number of shares of common stock that are issuable upon conversion, and that will actually be issued, at the end of the three years. This number is not an estimate; the number of shares is fully calculable now and is not dependent on future market values or any other future events. It also is not dependent on any affirmative action either by the Company or the selling shareholders or any additional investment decision made by a selling shareholder. All such shares therefore should effectively relate back to the original issuance and should be registrable currently. The Company has amended the document to reflect the number of shares issuable upon mandatory conversion occurring on the third anniversary of issuance, with appropriate language on page 4 of the prospectus indicating that the number of conversion shares that are issuable increases every six months from the date of issuance until the third anniversary in accordance with the terms of the Series B preferred stock.

Our Business, page 3

2.
Notwithstanding the response to prior comment 5, it appears that New Generation Biofuels is “substantially dependent” upon its biofuel sales agreement with Dynegy at least for its near term business strategy of developing a revenue stream for its biofuel. Thus the agreement appears to be a material contract within the meaning of Item 601(b)(10) of Regulation S-K. Please file the agreement as an exhibit to the registration statement.

Response:

The Company continues to believe that it is not “substantially dependent” on the biofuel sales agreement with Dynegy. The Dynegy contract has not generated any significant revenues (actually no revenues have been recognized to date) for the Company, with the result that the Company is still in the development stage. The contract is not expected to generate profits sufficient to sustain the Company’s business in the near term or the long term and is only the first of a number of biofuel sales contracts that will be necessary for the Company to meet its revenue goals. Further, the Company has reviewed the filings of several public companies in the renewable fuels industry, and very few filed any customer sales contracts as a material contract under Item 601(b)(10) of Regulation S-K. The sales contracts that were filed include provisions significantly different from the Dynegy contract, such as minimum purchase requirements over extended multi-year periods.

However, in view of the staff’s comment about the Company’s near term business strategy, the Company has reviewed the relevant sections of the Registration Statements to determine if perhaps the language is causing some confusion. The Company believes that a more accurate description of its near term strategy may be what it is actually doing - pursuing sales of its biofuel by engaging in test burn programs with several potential customers - rather than generating revenue, which every company is trying to do every day. The Company completed its test burn program with Dynegy and ultimately entered into an initial contract (which has no minimum purchase requirement, as noted in the document), and as disclosed in the registration statement is actively pursuing other test burn programs and also contracts with potential customers that have completed test burns. To clarify this point, the Company has modified the language in the Registration Statements that discusses its near term strategy.

About this Offering, page 4
March and May 2008 Private Placement, page 5

3.
We note your responses to our prior comments 7 and 39. Specifically, we note that you have recognized beneficial conversion features for both issuances of the series B preferred stock with warrants. We assume that you recognized a beneficial conversion feature for both issuances of the series B preferred stock as you determined that the conversion feature as a whole did not require bifurcation in accordance with SFAS 133 and EITF 00-19. As such, it is unclear how you determined that the portion of the conversion feature that requires adjustment to the conversion price for the series B preferred stock is a derivative that is required to be bifurcated and marked-to-market. Please provide us your analysis of paragraphs 12 and 11 of SFAS 133 and EITF 00-19, if appropriate, for the series B preferred stock conversion feature as a whole. If you determined that the conversion feature as a whole is not required to be bifurcated and marked-to-market each reporting period, please tell us your consideration of Issue 7 in EITF 00-27 regarding the adjustments to the conversion price feature for the series B preferred stock as a contingent beneficial conversion feature.

Response:

The Company acknowledges the staff’s comment. Upon further analysis, we do not believe that the conversion feature should be bifurcated and marked to market each reporting period. As the conversion feature is clearly and closely related to the Series B preferred stock (i.e., they are both equity instruments), the embedded instruments should not be separated and accounted for as a derivative instrument in accordance with paragraph 12 (a) of SFAS 133 and the guidance provided in Appendix A of SFAS 133.

Since the conversion feature is not required to be bifurcated and marked to market each reporting period, the Company will follow the guidance provided by Issue 7 in EITF 00-27 and record any incremental intrinsic value that results from the adjusting provision when, and if, the triggering event occurs.

Risk Factors, page 6

4. We note your response to our prior comment 32. Please revise your Forms S-3 to include a risk factor regarding the realizability of the license agreement as it represents 82.3% of your total assets as of December 31, 2007 and has not yet been used to generate cash flows. Specifically, please include a discussion of the following:

You initially intended to use the proprietary technology on an “as is” basis. However, after the first test burn in September 2007, you determined that a significant amount of research and development was required to improve the proprietary technology.

•	Any additional background information surrounding the master license agreement that may be useful to investors.

•	The amount of research and development costs you have incurred to date related to the license agreement and your estimate of the amount of research and development costs remaining to be incurred.

•	When you expect to begin amortizing the licensing agreement.

Response:

The Company acknowledges the staff’s comment and has added the following risk factor in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed August 14, 2008 and in the Amendments No. 2:

We may never fully realize the value of our technology license agreement, which presently is our principal asset.

We may not be successful in realizing the expected benefits from our master license agreement, which represented over 80% of our total assets as of December 31, 2007. We have not yet generated significant revenues or cash flows from our biofuel and do not expect to begin to amortize the license agreement until we recognize revenues from the technology at the end of 2008 at the earliest. Further, we initially intended to use the licensed technology to generate our expected revenues without any significant modification, but we have conducted additional research and development to modify the basic fuel technology to meet market demands for particular fuel attributes. To date, we have incurred approximately $1,206,222 in research and development separate from our license payments, and we are continuing to incur additional research and development costs to optimize our fuels to test different feedstocks and to tailor the fuel energy output, emissions and other specifications to the specific needs of potential customers.

Selling Stockholders, page 8

5.
Identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by Porter Partners. See Questions 140.01 and 140.02 under Section 140 in our July 3, 2008 Compliance & Disclosure Interpretations of Regulation S-K that is available on the Commission’s website at http://www.sec.gov .

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments No. 2.

6.
Since Empire Financial Holding Company is listed as the name of the selling securityholder in the table, the reason for the reference to Empire Financial Group, Inc. in footnote (15) is unclear. Please revise.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments No. 2.

Experts, page 19

7.
We note your response to our prior comment 26 that you received an updated audit report from your auditors that covers the cumulative data presented for your consolidated financial statements. Please update the periods covered in your disclosures under your experts section.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments No. 2.

S-3/A1 (File No. 333-151318)

8.	Where the comments cited above would impact disclosure in this registration statement, please revise also this registration statement.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments No. 2.

10-K

9.
We have reviewed your proposed disclosure in response to our prior comment 30. Your proposed disclosure states that you account for non-employee, share-based awards in accordance with EITF 96-18. However, your previous disclosure indicated that the measurement date your use is the date the stock is issued. Please revise your proposed disclosure to clarify the measurement date used for these transactions.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in Note 2 - Summary of Significant Accounting Policies of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed August 14, 2008, as set forth below:

Stock Based Compensation

The Company issues stock as compensation to employees and outside consultants for services provided to the Company. Employee share-based awards are accounted for in accordance with SFAS 123R, “Share-Based Payment”, which requires the Company to measure the cost of employee services received based on the grant date fair value of the award and be recognized as an expense over the requisite service period. The Company reports any tax benefits resulting from tax deductions in excess of share based compensation expense recognized as a source of financing cash flows with an offsetting amount classified as a use of operating cash flows. The Company accounts for non-employee share-based awards in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquisition, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instrument issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider for goods or services as described in EITF 96-18.

Exhibits

10.
The response to prior comment 37 indicates that you will file the option agreement between Cary J. Claiborne and H2Diese Holdings, Inc. as an exhibit. Please advise when you intend to file the exhibit.

Response:

The Company acknowledges the staff’s comment and filed Mr. Claiborne’s option agreement on July 25, 2008 as Exhibit 10.30 to the Company’s Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2007.

March 31, 2008 10-Q

Note 5 – Preferred Stock Sale, page 10

11.	In future filings, please disclose the liquidation value of the series B preferred stock as of the most recent balance sheet date.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in Note 5 - Preferred Stock of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed August 14, 2008.

Definitive 14A filed June 30, 2008

Executive Compensation, page 19

12.	Disclosures regarding your executive compensation state that:

•	Cash bonuses earned by each named executive officer in 2007 and paid in 2008 are based on achievement of 2007 performance targets.

•
Mr. Cary J. Claiborne’s employment agreement provides for 450,000 performance based options and participation in the executive bonus plan, with a maximum eligible bonus of 50% of base salary, subject to achieving certain performance targets.

•
Mr. David A. Gillespie’s employment agreement entitles him to 1,200,000 “performance vesting” options and provides for participation in the executive bonus plan, with a maximum eligible bonus during 2007 targeted at 50% of his annual salary.

In future filings, disclose the performance targets set for each named executive officer under the executive bonus plan with respect to which compensation has been paid. Also, in future filings, for performance based options or other equity based compensation, explain how the amounts of the awards are determined. If there are contributions such as “extraordinary executive contributions,” and objectives such as “overall company performance” that must be made and reached to grant or permit the exercise of performance based options or other equity based compensation, please discuss in sufficient detail the contributions and objectives.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (202) 637-5736.

Sincerely,

Steven M. Kaufman

Enclosures

cc: Cary J. Claiborne